November 12, 2015

Kathleen Collins, Accounting Branch Chief
U.S. Securities and Exchange Commission
Office of Information Technologies and Services
100 F Street, NE
Washington, DC 20549

Re:	Silicom Ltd. Form 20-F for Fiscal Year Ended December 31, 2014 Filed March 24, 2015 CIK No. 000-23288

Dear Ms. Collins:

On behalf of Silicom Ltd. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated October 20, 2015, regarding the Company’s Form 20-F for Fiscal Year ended December 31, 2014 (the “Annual Report”).

Operating and Financial Review and Prospects
Operating Results, page 40

1.
We note instances where two or more sources of a material change have been identified, without quantifying the amount that each source contributed to the change. For example, you disclose several factors that contributed to the increase in sales; however, it is unclear how each factor impacted your reported sales during the period. Similarly, your discussion of the increase in research and development expenses cites expenditures related to new products, enhancements to existing products and the development of new technologies but does not provide any quantified information related to how each factor impacted the level of expenses incurred during the period. Also, in the Form 6-K filed on August 5, 2015 you indicate that the Fiberblaze acquisition impacted several income statement line items; however, you do not appear to quantify such impact. Please tell us what consideration you gave to providing quantification of each individual factor that materially impacts the various line items discussed. Refer to Section III.D of SEC Release No. 33-6835.

The Company respectfully acknowledges the Staff’s comment and confirms that it considers the extent to which multiple sources contribute to the Company’s results. However, in many instances it is not possible or practicable to calculate, with a sufficient degree of certainty, the precise contribution of each source.

With respect to the examples noted above, the Company considered the extent to which increases in sales can be attributed to the specific contributing factors noted in the Annual Report. The Company notes that Section III.D of SEC Release No. 33-6835 requires disclosure of the reasons for material year-to-year changes and an analysis of changes in line items where material. The Company does not view the net increase (3.2%) in sales as material.  In any event, the two primary sources for the increase in sales were the (i) increase of ongoing orders from existing customers and (ii) continued integration of our products into some of our larger customers' product lines. However, given the overlap between these two factors, it is impracticable to quantify the changes for each of these sources in a sufficiently reliable manner. The third source listed (the expansion of our customer base), was not a material contributing factor and therefore not separately quantified.   However, the lower demand from our largest customer can be quantified. This lower demand, for the reasons explained in the response to Comment No. 2 below, resulted in approximately $6.4 million of reduced sales during 2014, which was approximately 8.5% of our 2014 sales.

The Company also confirms that it has considered disclosure of the extent to which increases in research and development expenses can be attributed to the specific contributing factors noted in the Annual Report. The main factors identified (continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies) overlap considerably and as a result it is also impracticable to separate the impacts of each of these factors on our overall research and development expenses.

With respect to the Fiberblaze acquisition, the Company advises that the value of the impact on the financial statement line items was not material to the Company (see further discussion of the Fiberblaze acquisition in the Company’s response to Comment No. 5 below) and therefore the individual factors were not quantified.

Please note that in consideration of the Staff’s comment, in future filings, the Company will review its disclosure where multiple sources of a material change have been identified, and, where possible to calculate with a sufficient degree of certainty, will quantify the applicable sources that contributed to the change

2.
In addition, your disclosure on page 41 indicates that you experienced “lower demand for [y]our products from [y]our largest customer.” To the extent you continue to experience reduced demand in the most recent periods, please quantify the amount of “lower demand” that was attributable to your largest customer, explain how this affected your total revenue and discuss the reasons for the reduced demand. Further, please clarify whether your largest customer is also a major competitor

This lower demand by the Company’s largest customer resulted in approximately $6.4 million of reduced sales during 2014, which was approximately 8.5% of our 2014 sales.  The reduced demand by this customer is attributed to the customer’s typical refresh and upgrade cycle, which occurs every few years. This cycle is typical of many of our customers and during any such cycle, sales to that customer may decline, increase or remain steady. During 2014, our largest customer replaced one of its appliances with a new generation of appliance.  In doing so, this customer elected to replace one of the two Silicom cards embedded in the appliance with the card of another company, resulting in decreased sales to this particular customer.

In response to the Staff’s comment, the Company also notes that its largest customer is not a major competitor.

3.
Please explain further why your effective tax rate increased from 5.0% in fiscal 2013 to 15.6% in fiscal 2014, resulting in an increase in your total income tax expenses of nearly 200%. To the extent these changes are attributable to changing tax incentives, please clarify. In addition, tell us your consideration to provide enhanced disclosures to better explain the factors that contribute to any significant fluctuations in your effective tax rate. We refer you to Item 5.A of Form 20-F and Section III.B of SEC Release No. 33-8350

In response to the Staff's comment, the Company advises the Staff that the main reason for the increase in its effective tax rate from 5% in 2013 to 15.6% in 2014 is due to the expiration of a tax exemption that had been available to the company, under the Israeli Law for the Encouragement of Capital Investments, 1959, in 2013 versus 2014.

As further discussed in Note 14C to the Company’s annual financial statements, through the end of 2013 tax year, under the Israeli Law for the Encouragement of Capital Investments, 1959, the Company had elected to be taxed under the alternative benefits method (Benefited Enterprise) according to which:

•	for the manufacturing plant in Yokneam, Israel, the Company is entitled to an exemption from tax on its taxable income for a period of ten years beginning from the year of election; and

•
for the research and development operations in Kfar Sava, Israel, the Company is entitled to an exemption from tax on its taxable income for a period of two years beginning from the year of election (which was 2012) with a reduced tax rate for the following 5 years, (i.e. between 20% and the current statutory tax rate of 25% in 2013).

In 2013, the Company was entitled to a tax exemption on its taxable income related to its research and development operations in Kfar Sava, Israel, which comprises a significant portion of the Company’s taxable income. This exemption ended at the end of 2013, which contributed to an increased effective tax rate in 2014.

As explained further in Note 14C(3) to the Company’s annual financial statements, in December 2010, the Israeli Parliament passed amended legislation (the “2010 Amendment”) which prescribes, among other things, amendments to the law mentioned above.  In accordance with that amendment, a “Preferred Enterprise” is entitled to a reduced corporate tax rate of 9% with respect to income generated in certain areas and 16% in other areas in Israel. According to the Israeli tax rules, companies can choose to not be included in the scope of the 2010 Amendment and to remain in the scope of the law pre-amendment until the end of the benefits period of its benefited enterprise status.

The Company advises the Staff that it elected to implement the amendment to the Law for the Encouragement of Capital Investments – 1959, commencing in 2014. The Company’s irrevocable election is discussed in Note 14C(3) to its 2014 financial statements.

Accordingly, the Company’s effective tax rate for each of the applicable tax years is a blended rate, comprised of the above mentioned reduced tax rates and full statutory rate. Primarily as a result of the expiration of a tax exemption, the effective tax rate increased from 5% in 2013 to 15.6% in 2014.

Furthermore, Note 14H to the Company’s annual financial statements, which provides the ‘Reconciliation of the statutory tax expense to actual tax expense’ indicates that the main reconciling item which influenced the effective tax rate is ‘Tax effect due to "Approved/Benefited/Preferred Enterprise" status’.

Related Party Transactions, page 70

4.
On page 71 of your Form 20-F, you disclose that Bynet acts as the distributor of your products and other RAD Group products in Israel. Please describe to us the amount of sales that occurs under this related party arrangement and whether you have any material distributor agreements that are required to be disclosed under Item 601(b)(10) of Regulation S-K.

In response to the Staff's comment, the Company notes that Bynet was incorrectly identified as a distributor and this disclosure will be revised in future filings. In addition, the Company does not have any material distributor agreements that are required to be disclosed under Item 601(b)(10) of Regulation S-K. This disclosure will be corrected in future filings.

Consolidated Financial Statements as of December 31, 2014
Note 3 – Acquisition of Fiberblaze, page F-18

5.
Please tell us what consideration was given to disclosing pro forma income information related to the acquisition of Fiberblaze pursuant to ASC 805-10-50-2h(3). Alternatively, please tell us what consideration was given to disclosing that it is impracticable to provide this disclosure along with an explanation of why the disclosure is impracticable.

In response to the Staff's comment, the Company notes that in order to meet the objective in paragraph ASC 805-10-50-1, the disclosure requirements in ASC 805-10 apply to individually material business combinations, where certain disclosures are also required for individually immaterial business combinations that are collectively material. As ASC 805-10-50 does not provide guidance as to what is considered to be material, the Company used both quantitative and qualitative factors in evaluating the materiality of this acquisition.

After considering both quantitative and qualitative factors, the Company determined that the acquisition of Fiberblaze was an immaterial business combination, and as such no pro forma disclosures in accordance with ASC 805-10-50-2h(3), were required. For example, the quantitative assessment included the following factors: revenues, earnings before tax and the total assets of the acquired Fiberblaze business in comparison with the Company for both fiscal years 2013 and 2014 (each measure represented less than 7% of such measure of the Company pre-acquisition). Notwithstanding that the acquisition of Fiberblaze was considered to be immaterial, the Company elected to voluntarily provide certain other disclosures with respect to this acquisition.

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We thank you in advance for your consideration of this response. If you have any questions regarding this response, please call the Company’s outside counsel, Eric Spindel, Esq. of Yigal Arnon & Co. at (+972) 3-608-7703.

Sincerely, SILICOM LTD.

By:	/s/ Shaike Orbach
Name: Shaike Orbach
Title: Chief Executive Officer